Filed Pursuant to Rule 433
Registration No. 333-155584

Entergy New Orleans, Inc.

$25,000,000

First Mortgage Bonds,
5.10% Series due December 1, 2020

Final Terms and Conditions

November 17, 2010

Issuer:	Entergy New Orleans, Inc.

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	Baa3 (stable outlook) by Moody’s Investors Service BBB+ (stable outlook) by Standard & Poor’s Ratings Services

Trade Date:	November 17, 2010

Settlement Date (T+4):	November 23, 2010

Principal Amount:	$25,000,000

Coupon:	5.10%

Coupon Payment Dates:	June 1 and December 1 of each year

First Payment Date:	June 1, 2011

Final Maturity:	December 1, 2020

Optional Redemption Terms:	Make-whole call at any time prior to September 1, 2020 at a discount rate of Treasury plus 35 bps and, thereafter, at par

UST Benchmark:	2.625% due November 15, 2020

Spread to UST Benchmark:	225 bps

Treasury Price:	97-26+

Treasury Yield:	2.877%

Re-offer Yield:	5.127%

Issue Price to Public:	99.789%

Underwriter:	BNP Paribas Securities Corp.

CUSIP / ISIN:	29364PAM5 / US29364PAM59

_________________________

1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling BNP Paribas Securities Corp. toll free at 1-800-854-5674.